AIRGATE PCS, INC.
Financial Reporting
Schedule of Earnings to Fixed Charges

	Nine Months Ended September 30, 1999	Year Ended September 30,					Quarter Ended December 31,
		2000	2001	2002	2003	2004	2003	2004
Loss from continuing operations before income tax	(15,599)	(81,323)	(110,990)	(92,780)	(42,186)	(10,135)	(11,110)	(15,264)
Amortization of capitalized interest	111	816	1,702	2,207	2,444	2,364	591	417
Fixed charges	10,817	34,508	35,616	42,386	47,792	41,485	12,554	10,066
Interest capitalized	(1,109)	(5,938)	(2,917)	(2,137)	(236)	(75)	(30)	(23)
Earnings (loss) available for combined fixed charges	(5,780)	(51,937)	(76,589)	(50,324)	7,814	33,639	2,005	(4,804)

Combined fixed charges:

Interest expense	651	1,885	3,890	5,502	8,476	19,164	1,861	7,721
Amortization of original issue discount on Subordinate Notes	8,707	23,043	23,799	28,762	33,020	16,126	9,150	877
Amortization of deferred financing costs	—	1,192	1,210	1,210	1,210	995	305	152
Total interest expense	9,358	26,120	28,899	35,474	42,706	36,285	11,316	8,750

Interest capitalized	1,109	5,938	2,917	2,137	236	75	30	23
Estimated interest expense within rental expense (1)	350	2,450	3,800	4,775	4,850	5,125	1,208	1,293
Total combined fixed charges	10,817	34,508	35,616	42,386	47,792	41,485	12,554	10,066

Ratio of earnings to fixed charges	(0.5)	(1.5)	(2.2)	(1.2)	0.2	0.8	0.2	(0.5)

Additional earnings necessary for 1:1 ratio	16,597	86,445	112,205	92,710	39,978	7,846	10,549	14,870

(1) The interest component of rental expense was assumed to be 25% of operating lease expense.
Rental expense	1,400	9,800	15,200	19,100	19,400	20,500	4,831	5,171